Exhibit 12
E. I. DU PONT DE NEMOURS AND COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31
	2008	2007	2006	2005	2004

Income before cumulative effect of changes in accounting principles	$2,007	$2,988	$3,148	$2,056	$1,780
Provision for (benefit from) income taxes	381	748	196	1,470	(329)
Minority interests in earnings (losses) of consolidated subsidiaries	3	7	(15)	37	(9)
Adjustment for companies accounted for by the equity method	6	218	11	(1)	99
Capitalized interest	(49)	(45)	(37)	(23)	(17)
Amortization of capitalized interest	37	34	33	33	365 (a)

	2,385	3,950	3,336	3,572	1,889

Fixed charges:
Interest and debt expense	376	430	460	518	362
Capitalized interest	49	45	37	23	17
Rental expense representative of interest factor	107	107	94	88	91

	532	582	591	629	470

Total adjusted earnings available for payment of fixed charges	$2,917	$4,532	$3,927	$4,201	$2,359

Number of times fixed charges are earned	5.5	7.8	6.6	6.7	5.0

(a)	Includes write-off of capitalized interest associated with exiting certain businesses.